Exhibit 99.1

Rediff.Com Reports Results for the First Quarter Ended June 30, 2013

Mumbai, India, July 30, 2013

Rediff.com, one of the premier online providers of news, information, communication, entertainment and shopping services to Indians worldwide, today announced results for its first quarter ended June 30, 2013.

The Company reported overall revenues for the 2013 first fiscal quarter of $4.11 million, a 12% increase as compared to $3.67 million reported in the 2012 first fiscal quarter.

For the three months ended June 30, 2013, the Company reported revenues from India Online of $3.37 million, an increase of approximately 21% over the corresponding quarter last fiscal year. Total India revenue, which includes online advertising revenues of $2.19 million and fee-based revenues of $1.18 million, increased approximately 14% and 27%, respectively as compared to the three months ended June 30, 2012. Within India fee-based revenue, fees from Online Marketplace grew 78%. Offsetting this growth were lower sales from the U.S. Publishing business, as the Company reported sales of $0.74 million as compared to $0.88 million for the comparable 2013 and 2012 fiscal first quarters.

“Amidst continued challenging economic conditions and the pressures of a weakening Rupee vs. the U.S. dollar, we have maintained a strong market presence throughout India and have seen many of our newer initiatives grow; particularly our online and local TV advertising business, as well as in Online Marketplace and Enterprises Email,” said Ajit Balakrishnan, Chairman and Chief Executive Officer of Rediff.com.

Mr. Balakrishnan added “Our gross margins this quarter were 44%, compared to 32% for the same quarter last fiscal year. Additionally, in our Online Marketplace business, we successfully maintained a 12% positive product margin for the quarter and we continue to add vendors and SKU’s to our offering. I believe our concentrated efforts on conserving cash will take us a step closer towards profitability, especially as our margins increase and our top-line grows.”

The Company reported an Operating EBITDA loss of $1.47 million for the quarter ended June 30, 2013 as compared to an Operating EBITDA loss of $2.27 million in the comparable year-ago period.

Further details of Rediff.com’s results for the first fiscal quarter ended June 30, 2013 are appended in tabular form to this press release. A script of the earnings results conference call held on July 30, 2013 will also be made available on Rediff’s Investor Information website at investor.rediff.com.

About Rediff.com

Rediff.com (NASDAQ: REDF) is one of the premier worldwide online providers of news, information, communication, entertainment and shopping services to Indians worldwide. Founded in 1996, Rediff.com is headquartered in Mumbai, India with offices in New Delhi, India and New York, USA.

Safe Harbor

Except for historical information and discussions contained herein, statements included in this release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and reflect our current expectations. Forward-looking statements are identified by certain words or phrases such as “may”, “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate”, “seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue” and similar expressions or variations or negatives of such expressions. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward-looking statements. These risks and uncertainties include but are not limited to the slowdown in economies worldwide and in the sectors in which our clients are based, the slowdown in Internet and IT sectors worldwide, competition, the success of our past and future acquisitions, attracting, recruiting and retaining highly skilled employees, technology, acceptance of new products and services, the development of broadband Internet and 3G networks in India, legal and regulatory policies, managing risks associated with customer products and the widespread acceptance of the Internet as well as other risks detailed in the annual report on Form 20-F and other reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited and its subsidiaries may, from time to time, make additional written and oral forward-looking statements, including statements contained in the Company’s filings with the U.S. Securities and Exchange Commission and our reports to shareholders. Rediff.com India Limited does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of the Company.

TABLES FOLLOW

STATEMENT OF OPERATIONS

QUARTER ENDED JUNE 30, 2013

(All figures are in US$ millions, unless otherwise indicated below)

	Quarter ended June 30
	2013	2012
Revenues
India Online	3.37	2.79
US Publishing	0.74	0.88
Total Revenues	4.11	3.67
Cost of Revenues *	(2.30)	(2.49)
Gross Margin	1.81	1.18
Gross Margin %	44%	32%
Operating Expenses *	(3.28)	(3.45)
Operating EBITDA	(1.47)	(2.27)
Depreciation / Amortization	(0.88)	(0.88)
Interest Income	0.35	0.52
Miscellaneous income	0.07	—
Foreign Exchange gain (loss)	0.06	0.01
Net loss before income taxes	(1.87)	(2.62)
Tax	—	—
Net loss	(1.87)	(2.62)
Net loss per ADS (in US dollars), basic	(0.068)	(0.095)
Net loss per ADS (in US dollars), diluted	(0.068)	(0.095)
Weighted average ADSs outstanding (in millions)	27.59	27.59
* Stock-Based Compensation included in:
Cost of Revenues	0.01	0.01
Operating Expenses	0.07	0.13

Notes

•	Each ADS represents one half of an equity share.

•	The above numbers are subject to audit. An audit could result in adjustments which would result in the audited numbers varying from the numbers set forth above.

•

The company established an ESOP trust for the benefit of employees, which has acquired 1,015,000 shares (equivalent to 2,030,000 ADSs). These shares are treated as treasury stock and therefore are excluded from the EPS calculations.

Non-GAAP Measures Note

Operating EBITDA and non-GAAP operating expenses are the non-GAAP measures in this press release. These measurements are not recognized under generally accepted accounting principles (“GAAP”).

Operating EBITDA represents loss from operations prior to adjustments for depreciation/ amortization, non-recurring items and other income or expense and tax. However, other companies may calculate operating EBITDA differently. Operating EBITDA is not intended to represent cash flows as defined by generally accepted accounting principles and should not be considered as an indicator of cash flow from operations. We have included information concerning Operating EBITDA in this press release because management and our board of directors use it as a measure of our performance. In addition, future investment and capital allocation decisions are based on Operating EBITDA. Investors and industry analysts use Operating EBITDA to measure the Company’s performance compared to historic results and our peer group. The reconciliation between Operating EBITDA and net loss, the GAAP measure, is as follows:

RECONCILIATION FROM OPERATING EBITDA TO NET INCOME

QUARTER ENDED JUNE 30, 2013

(All figures are in US$ millions)

	Quarter ended June 30
	2013	2012
Operating EBITDA (Non-GAAP)	(1.47)	(2.27)
Depreciation / Amortization	(0.88)	(0.88)
Interest Income	0.35	0.52
Miscellaneous income	0.07	—
Foreign Exchange gain (loss)	0.06	0.01
Net loss before income taxes	(1.87)	(2.62)
Tax	—	—
Net loss (GAAP)	(1.87)	(2.62)

Non-GAAP operating expenses represent our operating expenses comprised of sales and marketing, product development and general and administrative expenses excluding depreciation and amortization. We have used non-GAAP operating expenses measure to compute our Operating EBITDA. A reconciliation of GAAP operating expenses to non-GAAP operating expenses is as follows:

RECONCILIATION FROM GAAP TO NON-GAAP OPERATING EXPENSES

QUARTER ENDED JUNE 30, 2013

(All figures are in US$ millions)

	Quarter ended June 30
	2013	2012
Operating Expenses (GAAP)	4.10	4.32
Depreciation/Amortization	(0.88)	(0.88)
Foreign Exchange gain (loss)	0.06	0.01
Operating Expenses (Non-GAAP)	3.28	3.45

For further details contact:

Mandar Narvekar

Rediff.com India Ltd.

Investor Relations and Corporate Affairs Contact

Tel.: +91-22-6182-0000

Email: investor@rediff.co.in

Glenn Wiener and Jay Morakis

GW Communications (U.S.A.)

Tel. 212.786.6011 / 212.786.6037

Email: gwiener@GWCco.com / jmorakis@GWCco.com